P.E. 2/11/02



02014930

PROCESSED
FEB 21 2002
THOMSON
FINANCIAL

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K



REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **February 2002**

MFC BANCORP LTD.
(Exact Name of Registrant as specified in its charter)

17 Dame Street, Dublin 2, Ireland
(35 31) 679 1688
(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [_] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______________).

MFC BANCORP LTD.
News Release

FOR RELEASE FEBRUARY 14, 2001 AT 7:30AM EST

Contact:	Allen & Caron Inc Rob Weir (investors) (212) 691-8087 robw@allencaron.com or Kari Rinkeviczie (media) (630) 428-9946 kari@allencaron.com	MFC Bancorp Ltd. Rene Randall (604) 683-8286 rrandall@bmgmt.com

MFC BANCORP LTD. ANNOUNCES SHARE BUYBACK PROGRAM

NEW YORK CITY, (February 14, 2002) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR) today announced that its Board of Directors has authorized the Company to repurchase up to 600,000 common shares of its common stock through the Nasdaq National Market or in private transactions from time to time over the next 12-month period, commencing February 22, 2002 and terminating on February 21, 2003. The timing of the repurchases will depend on market conditions and market price of the Company's common shares.

The shares repurchased will partially offset shares that are to be issued in the purchase of minority interests in some of the Company's various publicly owned subsidiaries and under the Company's stock option plan.

Michael Smith, President of MFC Bancorp Ltd., commented, "The repurchase program is appropriate at this time to minimize any share dilution to our present shareholders which may result from issuances of shares for the acquisition of minority interests and our stock option plan."

About MFC Bancorp

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specialising in merchant banking internationally. To obtain further information on the Company, please visit its web site at http://www.mfcbancorp.com

Certain statements included herein are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Management of MFC cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of MFC to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by MFC with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **MFC BANCORP LTD.**

By ______________________

ROY ZANATTA, DIRECTOR

Date February 14, 2002